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May 25, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forte Biosciences, Inc. (the “Company” or “Forte Biosciences”) Preliminary Proxy Statement filed by Camac Fund, LP et al. (collectively, “Camac”) Filed May 25, 2023 File No. 001-38052

Dear Staff:

We are writing to inform the Staff (the “Staff”) of the U.S. Securities and Exchange Commission that we are representing Camac in connection with its campaign at Forte Biosciences and are the appropriate contacts if the Staff has any comments or questions with respect to proxy materials filed by Camac.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	Dorothy Sluszka, Olshan Frome Wolosky LLP

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